Exhibit (e)(3)

SCHEDULE A

IDENTIFICATION OF SERIES

Revised as of May 19, 2003

Below are listed the Series and Classes of Shares to which services under this Agreement are to be performed as of the Effective Date of this Agreement:

Metropolitan West Total Return Bond Fund—Class M

Metropolitan West Total Return Bond Fund—Class I

Metropolitan West Low Duration Bond Fund—Class M

Metropolitan West Low Duration Bond Fund—Class I

Metropolitan West High Yield Bond Fund—Class M

Metropolitan West High Yield Bond Fund—Class I

Metropolitan West Intermediate Bond Fund—Class M

Metropolitan West Intermediate Bond Fund—Class I

Metropolitan West Strategic Income Fund—Class M

Metropolitan West Strategic Income Fund—Class I

Metropolitan West A1phaTrak 500 Fund

Metropolitan West Short Term Investment Fund

This Schedule “A” may be amended from time to time by agreement of the Parties.